As furnished to the Securities and Exchange Commission on October 15, 2002


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                             Dated October 15, 2002

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               Credit Suisse Group

             Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                             Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                    No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A................................................

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CREDIT SUISSE GROUP

                                         By: /s/ David Frick
                                             ----------------------
                                         Name:  David Frick
                                         Title: Managing Director

                                         By: /s/ Karin Rhomberg
                                             ----------------------
                                         Name:  Karin Rhomberg
                                         Title: Managing Director


Dated: October 15, 2002

[CREDIT SUISSE GROUP LOGO OMITTED]           Media Relations

                                             CREDIT SUISSE GROUP
                                             P.O. Box 1
                                             CH-8070 Zurich
                                             Telephone    +41-1-333 8844
                                             Fax          +41-1-333 8877
                                             e-mail       media.relations@csg.ch


Credit Suisse Group Files Shelf Registration

Following 1-Year Effectiveness of NYSE Listing

New York / Zurich, October 11, 2002 - Credit Suisse Group today announced the filing of a shelf Registration Statement with the U.S. Securities and Exchange Commission (SEC) relating to the offering from time to time of up to USD 2 billion in aggregate amount of debt securities, warrants and qualifying capital securities. As more than one year has passed since the listing of Credit Suisse Group's ADRs on the New York Stock Exchange in September 2001, Credit Suisse Group is now eligible to file such a shelf Registration Statement. The company said that the filing was a long-planned step to provide the company with maximum financial flexibility. Prospectus supplements to the preliminary base prospectus included in the Registration Statement in connection with the offer and sale of any securities will set forth the specific terms of the securities then being offered.

The shelf Registration Statement filed with the SEC has not yet become effective. The securities may not be sold, nor may offers to buy be accepted, prior to the time the Registration Statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as "believes," "anticipates," "expects," intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses;
(xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; and (xviii) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our Form 20-F and reports on Form 6-K filed with the US Securities and Exchange Commission.